RICHEMONT

04 MAR -9 AM 7:21

04010376

SUPPL

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

27 February 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing Richemont's further unit buy-back programme. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stufl

Alan Grieve

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia

dlw 3/9

RICHEMONT

PRESS RELEASE – FOR IMMEDIATE RELEASE

25 FEBRUARY 2004

RICHEMONT ANNOUNCES FURTHER UNIT BUY-BACK PROGRAMME

Richemont announces a further programme to buy-back up to 10 million Richemont "A" units through the market over the coming 2-year period. The 10 million 'A' units represent 1.74 per cent of the capital of the Group and 0.96 per cent of the voting rights of Compagnie Financière Richemont SA.

The 'A' units to be acquired will be held in treasury in connection with awards to executives under the Group's stock option plan. Purchases will be effected on Richemont's behalf by Lehman Brothers, London through both the Virt-x and Johannesburg markets at prevailing market prices. The 'A' units will not be cancelled and no second trading line will be introduced as a consequence of the buy-back programme. Regular information as to the buy-back programme will be made available through the SWX Swiss Exchange.

Richemont currently holds 24.6 million 'A' units, representing 4.29 per cent of the capital of the Group and 2.36 per cent of the voting rights at the level of Compagnie Financière Richemont SA, in treasury as a consequence of previous buy-back programmes, which have also been linked to the Group's stock option plan.

Richemont 'A' units (Valorennummer 1273145; ISIN CH 0012731458) are included in the SMI Swiss Market Index and are traded on the Virt-x exchange. A total of 522 000 000 'A' units, each comprising one share of SFrs 1.00 in Compagnie Financière Richemont SA, Geneva and one participation certificate of no par value issued by Richemont SA, Luxembourg are in issue. In addition, Richemont has 52 200 000 'B' units in issue, representing 9.09 per cent of the capital and 50 per cent of the voting rights at the level of Compagnie Financière Richemont SA. The 'B' units are held by Compagnie Financière Rupert and are not listed. The Capital Group Companies Inc of Los Angeles, California have indicated that they hold 52.5 million 'A' units, representing 9.14 per cent of the Group's capital and 5.03 per cent of the voting rights.

Richemont's interim results for the six-month period ended 30 September 2003 were published on 13 November 2003 and a trading statement as to the Group's sales in the three-month period ended 31 December 2003 was issued on 15 January 2004.

This announcement is for information purposes and does not constitute a listing announcement under the terms of the Listing Requirements of SWX Swiss Exchange nor does it constitute a listing prospectus in terms of article 652a or article 1156 of the Swiss Company Law.

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 www.richemont.com

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds a 19.4 per cent interest in the ordinary share capital of British American Tobacco.

Further information: Alan Grieve
Director of Corporate Communications

Telephone: +41 (0) 22 715 37 36

Analysts' inquiries: Ms Sophie Cagnard-Fabrici
Head of Investor Relations

Telephone: +44 (0) 20 7838 8581

RICHEMONT

04 MAR -9 AM 7:21

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

27 February 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 26 February 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stafl

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 13 février 2004 au 26 février 2004**
Nombre de "A" units achetées:	**0**
Nombre de "A" units vendues:	**(60'550)**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**0**
Position nette en "A" units au 26 février 2004 :	**24'557'760**

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Date:	**le 27 février 2004**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**13. Februar 2004 bis 26. Februar 2004**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(60'550)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**0**
Nettobestand an eigenen "A" Units per 26. Februar 2004:	**24'557'760**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Datum:	**27. Februar 2004**
Gesellschaft:	Compagnie Financière Richemont SA
Person:	Alan Grieve / Jenny McLennan
Telefon:	041 727 23 55